Exhibit 13.3

                                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM F-3

                       CURRENT REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 1996



                                 FIRSTSOUTH BANK
                  (Exact Name of Bank as Specified in Charter)

                            2946 South Church Street
                              Post Office Box 2957
                        Burlington, North Carolina 27216
                          (Address of Principal Office)




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Item 1.           Changes in Control of Bank.

                  Not applicable.

Item 2.           Acquisition or Disposition of Assets.

                  Not applicable.

Item 3.           Legal Proceedings.

                  Not applicable.

Item 4.           Changes in Securities.

                  Not applicbale.

Item 5.           Changes in Security for Registered Securities.

                  Not applicable.

Item 6.           Defaults Upon Senior Securities.

                  Not applicable.

Item 7.           Increase in Amount of Securities Outstanding.

                  Not applicable.

Item 8.           Decrease in Amount of Securities Outstanding.

                  Not applicable.

Item 9.           Submission of Matters to a Vote of Security Holders.

                  Not applicable.

Item 10.          Changes in Bank's Certifying Accountant.

                  Not applicable.

Item 11.          Resignation of Bank's Directors.

                  Not applicable.

Item 12.          Other Materially Important Events.

                  FirstSouth   Bank  (the  "Bank")  and  Centura   Banks,   Inc.
                  ("Centura") have executed a Letter of Intent dated April 17, 1996 wherein Centura has made a conditional offer to acquire all of the capital stock of the Bank, by a merger of the Bank with Centura's subsidiary, Centura Bank, under certain terms and conditions

                                                         2

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                  contained in the Letter of Intent attached hereto.  No
                  definitive agreement has been executed as of this date.

Item 13.          Financial Statements and Exhibits.

                  (a)      Financial Statements.

                           None.

                  (b)      Exhibits.

                           (i) Letter of Intent between FirstSouth Bank and Centura Banks, Inc. dated April 17, 1996

                           (ii)     Press Release

                                   SIGNATURES

         Under the requirements of the Securities Exchange Act of 1934, FirstSouth Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FIRSTSOUTH BANK



Dated: April 19, 1996           By: /s/ Wade Williamson, Jr.
                                    Wade Williamson, Jr.
                                    President and Chief Executive Officer








                                        3

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                                                              Exhibit (i)


                                   April 17, 1996



CONFIDENTIAL


Board of Directors
FirstSouth Bank
2946 South Church Street
Burlington, North Carolina 27216-5108


Gentlemen:


This letter of Intent does hereby set forth the conditional offer of Centura Banks, Inc. (the "Company") to acquire all of the capital stock of FirstSouth Bank ("the Bank"), on the following terms and conditions:

     1. Form of Acquisition. The Company will exchange 0.56 shares of its common stock (the "Exchange Rate") for each issued and outstanding share of common stock of the Bank immediately upon the merger of the Bank with the Company's subsidiary, Centura Bank (the "Merger"). The Exchange Rate shall be adjusted in the following circumstances:

          (A) If the Average Closing Price is less than $32.625 per share, calculate (i) the quotient derived by dividing the Average Closing Price by the Centura Commencement Price (the "Centura Ratio") and (ii) the quotient derived by dividing the average of the Index Price for the ten (10) full trading days immediately preceding the Determination Date by the Index Price at the Commencement Date (the "Index Ratio"). If the Index Ratio is greater than the Centura Ratio, then the Exchange Rate shall be the quotient derived by dividing the product of $20.30 multiplied by the Index Ratio by the Average
               Closing Price (rounded up to two (2) decimal places). If the Index Ratio is less than the Centura Ratio, then the Exchange Rate shall be 0.56.



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Board of Directors
April 17, 1996
Page 2


          (B) If the Average Closing Price is greater than $39,875, then the Exchange Rate shall be the quotient derived by dividing the product of $20.30 multiplied by the Index Ratio by the Average Closing Price (rounded up to two (2) decimal places).


               For purposes of this Letter of Intent, the following terms shall have the meanings indicated:


               "Average Closing Price" shall mean the average of the daily closing sales prices of Centura common stock as reported on the New York Stock Exchange-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by the Company) for the ten (10) consecutive full trading days in which such shares are traded on the New York Stock Exchange ("NYSE") ending at the close of trading on the Determination Date.


               " Commencement Date" shall mean April 17, 1996.


               "Centura Commencement Price" shall mean $36.25 per share.


               "Determination Date" shall mean the date on which the shareholders of the Bank shall have adopted the definitive agreement regarding the Merger.


               "Index Price" on a given date shall mean the weighted average of the closing prices of the companies composing the NYSE Bank Stock Index
               Complied by SNL Securities.


          The Bank will be allowed to continue to pay cash dividends on its common stock up to the Merger, consistent with its current payments and policy.


          Options on shares of the Bank's common stock (up to a maximum of 309,692 shares) shall be converted into options on the Company's common stock with the number of shares covered by the options and the exercise price adjusted accordingly.


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Board of Directors
April 17, 1996
Page 3


               The Merger shall be structured to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code. The Merger shall be treated as a pooling for accounting purposes.


          2. Benefits from Merger. The Company either will honor existing employment contracts with Wade Williamson, Jr., Charles T. Canaday, Jr., David B. Spencer and John T. Broome, Jr. or enter into new employment contracts with those four individuals on terms and conditions acceptable to each individual.


               The Company shall appoint D. Earl Pardu to serve on the board of directors of the Company until the Company's 1997 annual meeting of shareholders. Mr. Pardus shall be paid in accordance with the Company's standard policy for directors.


               The Company shall appoint the current directors of the Bank to serve on the advisory board of directors of Centura Bank in Burlington. Such directors shall be paid in accordance with Centura Bank's standard policy for advisory directors.


               All employees of the Bank will be eligible under the benefit plans of the Company available to all similarly situated employees. Specifically, employees shall be entitled to enrollment (1) in the Company's retirement plan with prior service credit for purposes of eligibility and vesting, (2) in the Company's 401 (k) plan with prior service credit for purposes of eligibility, vesting and calculation of benefits, and (3) in the Company's other employee benefit plans, including medical and dental plans, with coverage on a "no loss, no gain" basis.


               Any employee of the Bank who does not become a permanent employee of Centura Bank at the effective time of the Merger shall receive severance compensation in accordance with Centura Bank's standard severance policy, provided they remain an employee of the Bank through the effective time of Merger.


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Board of Directors
April 17, 1996
Page 4


               The full details of all the above-mentioned benefits will be set forth in a definitive agreement to be entered into between both parties.


          3. Due Diligence. Each party's management shall be granted the opportunity to review the books and records of the other party and discuss the same with the management of the other and such review shall be satisfactorily resolved in the other party's sole discretion. Each party's due diligence shall be completed within fourteen days of the date of the execution of this Letter of Intent by the Bank. The Company and the Bank shall maintain the confidentiality of all confidential and non-public information supplied by the other and shall use such information only in furtherance of the Merger. All documents provided by each party to the other and all copies of such documents shall be returned to the other party if the Merger is not consummated.


          4. Environmental Assessments. The Merger is conditioned upon the completion by the Company within 60 days and at its own expense of all environmental assessments (including Phase I and Phase II assessments) on all real property owned by the Bank, the results of which shall be satisfactory to the Company in its sole discretion; provided, however, that the Company shall be entitled to terminate the definitive agreement only if the results of the environmental assessments indicate potential liability in excess of $750,000.


          5. Public Announcement. No press release or other public announcement concerning the Merger will be issued by either the Company or the Bank without the express consent of the other party.


          6. Definitive Agreement. Upon the Bank's execution of this Letter of Intent, the Company and the Bank will diligently pursue the negotiation of a mutually satisfactory definitive agreement (the "Agreement"), which Agreement shall detail the benefits set forth in Paragraph 2 and shall include such other provisions as the parties consider appropriate and shall also include provisions with respect to the following conditions of closing:


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Board of Directors
April 17, 1996
Page 5



          (a) Approval of the Agreement by the Company's Board of Directors.


          (b) Approval of the Agreement by the Bank's Board of Directors and shareholders.


          (c) Approval of such federal, state and other regulatory agencies as the Company and the Bank may deem necessary or advisable in order to close the transaction pursuant to the Agreement, including, but not limited to, approval by the North Carolina Commissioner of Banks and the Federal Reserve Board.


          (d) Receipt of a ruling from the Internal Revenue Service or an opinion of the Company's tax advisor, in form and substance satisfactory to the Company and the Bank, that the Merger constitutes a tax-free reorganization pursuant to the appropriate provisions of the Internal Revenue Code.


          (e) The accuracy of various representations and warranties of the Company and the Bank as specified in the Agreement and customary to transactions of this type.


          (f) The receipt by the Bank of an opinion from its investment advisor that the transaction is fair, from a financial point of view, to the shareholders of the Bank.


          (g) The indemnification by the Company of the directors and officers of the Bank to the fullest extent provided in Chapter 55 of the North Carolina General Statutes for all actions taken by such persons in their capacity as directors and officers of the Bank prior to the consummation of the Merger.


          (h) The Company shall have filed a Registration Statement, and such Registration Statement shall have become effective, with the Securities and Exchange Commission for the shares of the Company to be exchanged for the shares of the Bank.


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Board of Directors
April 17, 1996
Page 6


               The Agreement also shall provide that the Company and the Bank each shall have the right to terminate the Agreement should the Merger not have been completed by December 31, 1996, unless such a date has been extended by agreement of the parties.


          7. Continued Business of the Bank. From and after the execution by the Bank of this Letter of Intent, the Bank agrees that it will conduct its business in the ordinary course and consistent with past practice and that the Bank shall provide prior notice to the Company of (a) any course of conduct not consistent therewith; (b) any litigation commenced against the Bank when claim for more than $75,000 is made; (c) any loan of $750,000 or more; and (d) any capital expenditure of $75,000 or more.


          8. No Solicitation of Other Acquirors. The Bank agrees that from the date hereof, it will not, either itself or through its officers, directors, employees, agents, representatives or others, (a) solicit any other acquisition proposals or negotiate with any other persons or entities regarding other acquisition proposals, or
               (b) provide (except as may be required by law) any non-public information, documents or materials to any person or entity (other than the Company and its affiliates) in connection with any such proposals unless prior to such time this Letter of Intent and/or the definitive Agreement contemplated herein shall have been terminated by the parties.


          Upon receipt of written approval of the Bank with respect to the foregoing, this Letter of Intent will represent the good faith intent of each of the parties, but only the Agreement when finalized and executed on behalf of each of the parties will constitute a binding agreement between the parties, except for the provisions of Paragraphs 5, 7 and 8 hereof which shall be binding on the Company and the Bank.


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Board of Directors
April 17, 1996
Page 7


          Thank you very much for permitting us to share this offer with you. We believe the combination of our two organizations would truly inure to the long term future benefit of the shareholders of both parties.


                                        Your very truly,


                                        (signature of Frank L. Pattillo
                                            appears here)



Agreed to and accepted this ___ day of April, 1996.


FIRSTSOUTH BANK


By: Wade Williamson
    President and Chief Executive Officer



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                                                          Exhibit (ii)


For Immediate Release

April 18, 1996


Contacts:             Michael R. Hilton             Wade Williamson
                      Controller                    Chief Executive Officer
                      Centura Bank                  FirstSouth Bank
                      (919) 977-8428                (910) 570-6006
                      mhilton@centura.com



CENTURA ANNOUNCES EXPANSION PLANS IN N.C. TRIAD REGION


    ROCKY MOUNT, N.C. - Centura Banks Inc. (NYSE:CBC) announced today it has reached agreement to merge with FirstSouth Bank in Burlington, North Carolina.

    FirstSouth, with assets of $181 million, has five locations along the heavily populated and highly developed I-85 corridor between the Triad region of Greensboro, Winston-Salem, High Point and the Triangle region of Raleigh, Durham, Chapel Hill.

    "This is a positive strategic move for us because FirstSouth is a quality institution in an economically vibrant region of North Carolina, and it fills in between our presence in the Triad and the Triangle," said Robert
R. Mauldin, Centura's chairman and chief executive officer. "It is a great opportunity to combine their customer service with our expanded line of financial services to enhance value for customers and shareholders."


                                 - more -


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CENTURA ANNOUNCES EXPANSION IN TRIAD
APRIL 18, 1996
PAGE TWO


    "We are excited to join with a dynamic, growing company like Centura," said Wade Williamson, president and chief executive officer of FirstSouth. "Our shareholders will benefit because they will get a stock with a strong record of growth, and our customers benefit because they will have more financial choices like insurance and online banking. Our employees and communities will benefit as well because Centura has a proven record of growth and commitment."

    FirstSouth's five locations are in Alamance and Caswell counties; two in Burlington, one in Graham, one in Mebane and one in Yanceyville.

    On March 31, 1996, FirstSouth reported a return on assets for the first quarter of 1.20 percent and return on equity of 12.27 percent. Net income for the first quarter was $500,000, and for 1995 was $1.8 million. Asset quality is strong.

    Under the agreement, FirstSouth shareholders will receive .56 shares of Centura stock for each share of FirstSouth stock. Based on Centura's closing price of $36 on Tuesday, April 16, the deal would be valued at $36.6 million. The transaction will be a tax-free exchange for FirstSouth shareholders.

    The merger is subject to an affirmative vote by FirstSouth's shareholders and approval by the applicable regulatory authorities. Centura and FirstSouth expect to complete the transaction by the fourth quarter of this year.


                                   - more -


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CENTURA ANNOUNCES EXPANSION IN TRIAD
APRIL 18, 1996
PAGE THREE


    With assets of $5.5 billion, Centura offers a full range of banking, investment, insurance and trust services to individuals and businesses throughout North Carolina. It provides services through 154 financial centers, more than 200 ATMs at financial centers, Wal-Mart and Sam's stores, its Centura Highway telephone banking center and Quicken and Microsoft Money, the leading personal finance software packages. A copy of this release and additional information about Centura is available on the Internet at http://www.centura.com.







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